VF 7-31-02

02023528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 1 0 2002 DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
|---|
| 8-50358 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST FINANCIAL BROKERAGE SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3945 HWY. 392 WEST
(No. and Street)

HARRISON, ARKANSAS 72602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOMMY RUFF (870) 741-7550
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD DAVID KILLINGSWORTH
(Name — if individual, state last, first, middle name)

P.O. BOX 1179 GREEN FOREST, ARKANSAS 72638
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 0 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 7-31-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, TOMMY RUFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL BROKERAGE SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Tommy Ruff
Signature

PRESIDENT
Title

Cathie King
Notary Public

"NOTARY SEAL"
Cathie King, Notary Public
Boone County, State of Arkansas
My Commission Expires 2-11-10

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss). and Comprehensive Income
- X (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

YEAR ENDED DECEMBER 31, 2001

(See Independent Auditor's Report)

# FIRST FINANCIAL BROKERAGE SERVICES, INC.

## INDEX TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2001

(See Independent Auditor's Report)

R. DAVID KILLINGSWORTH
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 1179
GREEN FOREST, ARKANSAS 72638
(870) 749-2396



## Independent Auditor's Report

**February 20, 2002**

Board of Directors
**FIRST FINANCIAL BROKERAGE SERVICES, INC.**
Harrison, Arkansas

I have audited the accompanying statement of financial condition of **FIRST FINANCIAL BROKERAGE SERVICES, INC.** as of December 31, 2001 and the related statements of income and comprehensive income, changes in stockholder's equity, changes in subordinated liabilities, and cash flows, along with the accompanying supplemental schedules as noted in the index to the financial statements, for the period then ended. These financial statements and supplementary schedules are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and supplementary schedules based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements and supplementary schedules provides a reasonable basis for my opinion.

In my opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **FIRST FINANCIAL BROKERAGE SERVICES, INC.** as of December 31, 2001, and the results of its operations and its cash flows in conformity with generally accepted accounting principles, consistently applied.

CERTIFIED PUBLIC ACCOUNTANT
**Green Forest, Arkansas**

Exhibit A

## FIRST FINANCIAL BROKERAGE SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

(See Independent Auditor's Report)

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash **(Note A)** | $ 1,137 |
| Accounts receivable **(Note A)** | 300 |
| Restricted cash **(Note A)** | 10,000 |
| **Total current assets** | **11,437** |
| **PROPERTY, FURNITURE AND EQUIPMENT: (Note A)** | |
| Office equipment | 3,550 |
| Less: accumulated depreciation | ( 3,550) |
| **Total property, furniture and equipment** | **-0-** |
| **OTHER ASSETS: (Note C)** | |
| Purchase of client base | 1,682 |
| Setup costs | 865 |
| Membership in NASD | 3,500 |
| **Total other assets** | **6,047** |
| **TOTAL ASSETS** | **$ 17,484** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES:** | |
| Accounts payable | **$ 357** |
| **LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS:** | **-0-** |
| **STOCKHOLDER'S EQUITY:** | |
| Common stock (1,000 shares of no par value authorized; 100 shares issued and outstanding) | 30,000 |
| Accumulated deficit | (12,873) |
| Accumulated other comprehensive income | --- |
| **Total stockholder's equity** | **17,127** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 17,484** |

**The accompanying notes are an integral part of these financial statements.**

Exhibit B

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## STATEMENT OF INCOME AND COMPREHENSIVE INCOME
## YEAR ENDED DECEMBER 31, 2001

**(See Independent Auditor's Report)**

| | |
|---|---|
| **REVENUE:** | |
| Commission income **(Schedule 1)** | $ 138,080 |
| Other income | 394 |
| **Total revenue** | **138,474** |
| **EXPENSES:** | |
| Salaries and other employment costs for voting stockholder officers **(Note B)** | 21,800 |
| Fees paid to related companies **(Note B)** | 59,000 |
| Commissions paid | 31,276 |
| Regulatory fees and expenses | 6,982 |
| Depreciation and amortization **(Notes A and C)** | 3,255 |
| Rent **(Note B)** | 12,000 |
| Other expenses | 8,438 |
| **Total expenses** | **142,751** |
| **Net loss** | **( 4,277)** |
| **OTHER COMPREHENSIVE INCOME:** | **---** |
| **Comprehensive income** | **$ ( 4,277)** |

**The accompanying notes are an integral part of these financial statements.**

Exhibit C

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

(See Independent Auditor's Report)

| | COMMON STOCK AND PAID-IN CAPITAL | RETAINED EARNINGS (ACCUM. DEF) |
|---|---|---|
| STOCKHOLDER'S EQUITY, beg. of year | $ 30,000 | $ ( 8,596) |
| CONTRIBUTION OF CAPITAL | -0- | -0- |
| CURRENT YEAR NET LOSS | -0- | ( 4,277) |
| STOCKHOLDER'S EQUITY, end of year | $ 30,000 | $ ( 12,873) |

| | ACCUMULATED OTHER COMPREHENSIVE INCOME |
|---|---|
| STOCKHOLDER'S EQUITY, beg. of year | $ --- |
| CONTRIBUTION OF CAPITAL | --- |
| CURRENT YEAR NET LOSS | --- |
| OTHER | --- |
| STOCKHOLDER'S EQUITY, end of year | $ --- |

The accompanying notes are an integral part of these financial statements.

Exhibit D

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
## YEAR ENDED DECEMBER 31, 2001

(See Independent Auditor's Report)

| | | |
|---|---|---|
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS, beginning of year | $ | -0- |
| INCREASES | | -0- |
| DECREASES | | -0- |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS, end of year | $ | -0- |

The accompanying notes are an integral part of these financial statements.

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2001

(See Independent Auditor's Report)

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES: (Note A)** | |
| Net loss | $( 4,277) |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | |
| Depreciation and amortization | 3,255 |
| Increase in receivables from broker-dealers | ( 300) |
| Increase in accounts payable | 215 |
| Net cash used in operating activities | ( 1,107) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | -0- |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | -0- |
| NET DECREASE IN CASH | ( 1,107) |
| CASH, beginning of year | 12,244 |
| CASH, end of year | $ 11,137 |

The accompanying notes are an integral part of these financial statements.

**FIRST FINANCIAL BROKERAGE SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2001**

**(See Independent Auditor's Report)**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Organization and Business Activities

The Company was organized as a Subchapter S Corporation under the laws of the State of Arkansas on June 12, 1997. The Company is involved in the securities industry.

### Cash

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash.

Restricted cash consists of amounts on deposit with May Financial Corporation to secure the clearance of securities.

### Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. The net taxable earnings are passed through to the stockholder. Therefore, no provision has been made for income taxes at the corporate level.

### Property, plant and equipment

Property, plant and equipment is recorded at cost. Depreciation is provided for over an estimated useful life of 5 years using the double-declining balance method.

### Method of accounting

The financial statements have been prepared using the accrual method of accounting. Revenues are recognized when earned and reasonably estimable, rather than when received, and expenses are recognized when incurred, rather than when paid.

## NOTE B - RELATED PARTY TRANSACTIONS

The Company leases facilities from First Financial Advisors, Inc., a company related by common ownership. The Company paid $12,000 to First Financial Advisors, Inc. for rent during the year ended December 31, 2001. The Company paid $ 21,800 to its sole stockholder as compensation for services during the current year. The Company paid $31,000 in fees to First Financial Advisors, Inc., during the year, and $28,000 to First Financial Solutions, another company related by common ownership.

(See Independent Auditor's Report)

**NOTE C - OTHER ASSETS**

The Company paid $8,500 to Financial Services Corporation for the rights to certain clients' accounts. The fee is being amortized over 60 months by the Company.

The Company incurred setup costs of $4,712, which are also being amortized over 60 months.

The Company paid $3,500 for membership in the National Association of Securities Dealers. The Company pays an annual renewal fee, therefore, the initial membership is not being amortized.

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## SCHEDULE OF REVENUES
## YEAR ENDED DECEMBER 31, 2001

**(See Independent Auditor's Report)**

| | |
|---|---|
| REVENUES | |
| Commissions on listed equity securities executed on an exchange | $ -0- |
| Commissions on listed option transactions | -0- |
| Commissions on all other securities | 138,080 |
| TOTAL SECURITIES COMMISSIONS | $ 138,080 |

SCHEDULE 2

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2001

(See Independent Auditor's Report)

| | |
|---|---|
| Total stockholder's equity | $ 17,127 |
| Deduct stockholder's equity not allowable for net capital | -0- |
| Total stockholder's equity qualified for net capital | 17,127 |
| Add: | |
| Allowable subordinated liabilities | -0- |
| Other deductions or credits | -0- |
| Total capital and allowable subordinated liabilities | $ 17,127 |
| Deductions and/or charges: | |
| Non-allowable assets | ( 6,047) |
| Net capital before haircuts | 11,080 |
| Haircuts on securities: | -0- |
| NET CAPITAL | 11,080 |
| MINIMUM NET CAPITAL REQUIRED | 5,000 |
| EXCESS NET CAPITAL | $ 6,080 |
| Total Aggregate Indebtedness from Statement of Financial Condition | 357 |
| Ratio of Aggregate Indebtedness to Net Capital | 3.22% |

# FIRST FINANCIAL BROKERAGE SERVICES, INC.
## RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2001

(See Independent Auditor's Report)

| | |
|---|---|
| Total stockholder's equity per Part IIA filing for December 31, 2001 | $ 11,066 |
| ADD: | |
| Capitalized assets - net | 6,047 |
| Other | 14 |
| DEDUCT: | -0- |
| Total stockholder's equity per SCHEDULE 2 | $ 17,127 |
| Difference in net income: | |
| Net income per original filing | $ ( 1,107) |
| Depreciation and amortization | ( 3,255) |
| Accounts receivable | 300 |
| Accounts payable | ( 215) |
| Net loss per Exhibit B | $ ( 4,277) |

| | |
|---|---|
| Nonallowable assets per Part IIA filing for December 31, 2001 | $ -0- |
| Capitalization of fixed and other assets - 1997 | 20,262 |
| Depreciation and amortization - 1997-2001 | (14,215) |
| Nonallowable assets per SCHEDULE 2 | $ 6,047 |

| | |
|---|---|
| Net capital per Part IIA filing for December 31, 2001 | $ 11,066 |
| ADD: | |
| Other | 14 |
| DEDUCT: | -0- |
| Net capital per SCHEDULE 2 | $ 11,080 |

R. DAVID KILLINGSWORTH
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 1179
GREEN FOREST, ARKANSAS 72638
(870) 749-2396

**February 20, 2002**

Board of Directors
**FIRST FINANCIAL BROKERAGE SERVICES, INC.**
Harrison, Arkansas

In planning and performing my audit of the financial statements of **FIRST FINANCIAL BROKERAGE SERVICES, INC.** for the period ended December 31, 2001, I reviewed the accounting system and the internal accounting control in order to determine my auditing procedures and to provide reasonable assurance that any material inadequacies existing at the date of the examination in the accounting system and the internal accounting control would be disclosed. The Company does not handle securities and therefore there are no procedures for safeguarding securities. Additionally, my audit included reviews of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

A material inadequacy in the accounting system, internal accounting controls, and practices and procedures referred to above includes any condition which has contributed substantially to or, if appropriate corrective action is not taken, could reasonably be expected to inhibit a broker or dealer from promptly completing securities transactions or promptly discharging his responsibilities to customers, other brokers and dealers or creditors, result in material financial loss, result in material misstatements in the broker's or dealer's financial statements, or result in violations of the Commission's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the above conditions.

My review of the accounting system, internal accounting control, and practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) disclosed no material inadequacies.

This report is intended solely for the information and use of **FIRST FINANCIAL BROKERAGE SERVICES, INC.**, the **UNITED STATES SECURITIES AND EXCHANGE COMMISSION,** and the **NASD REGULATORY SYSTEMS DEPARTMENT.**

CERTIFIED PUBLIC ACCOUNTANT